December 22, 2008

Mr. John Kluck

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

Phone: 202-551-3233

Re:	FTI Consulting, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-14875

Dear Mr. Kluck:

On behalf of FTI Consulting, Inc. (“FTI” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated December 11, 2008 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “2007 Form 10-K”) and Form 10-Q for the quarter ended September 30, 2008 (the “Third Quarter Form 10-Q”). For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.

1.	In future filings, please provide the performance line graph as required by Item 201(e) of Regulation S-K

Response: The Company acknowledges that the Staff has withdrawn this comment.

2.	We note that you granted contractual protection to sellers in certain acquisitions against the decline in value of restricted stock issued as consideration. Tell us what consideration was given to providing an expanded discussion regarding the accounting treatment of the contingent consideration, including the initial valuation of the restricted stock, the specific restrictions on the stock and your basis in GAAP for applying the contingent consideration payable to goodwill given the guidance in paragraph 30 of SFAS 141. Additionally reconcile this policy to your disclosure in Note 8 of your Quarterly Report on Form 10-Q as of September 30, 2008.

Response: The Company is hereby providing supplemental information regarding contractual protection provided to sellers against the decline in value of restricted shares issued in a purchase business combination. The Company respectfully submits that the disclosure in its Third Quarter Form 10-Q was updated from our 2007 Form 10-K to correctly disclose that additional consideration provided to sellers as a result of contingencies based upon contractual protection to sellers against the decline in value of restricted stock issued would be recorded as an adjustment to additional paid-in capital in accordance with paragraph 30 of SFAS 141. We have not been required to make any payments to sellers under our current contractual agreements against the decline in value of our restricted shares issued in a purchase business combination. In future filings, the Company will revise its footnote disclosure to differentiate the accounting treatment for the potential distribution of additional cash consideration upon resolution of contingencies based upon contractual protection to sellers against the decline in value of restricted stock from other types of contingent consideration. The Company further acknowledges that the issuance of additional consideration as a result of stock price protection will not impact the cost of the acquisition.

Securities and Exchange Commission

December 22, 2008

With regard to the current disclosure in the Company’s 2007 Form 10-K, we note that the Company has extensive disclosure regarding each of the then applicable stock price protection provisions in the Quantitative and Qualitative Disclosure About Market Risk Section (on page 62). In accordance with the provisions set forth in paragraph 20 of SFAS 141, when our common stock is used as all or part of the consideration in a purchase business combination, the fair value of the common stock issued is used in the determination of the cost of the acquired business. The fair value of our common stock is based on quoted market prices. The shares are subject to contractual restrictions on transfer and hedging based on the lapse of time as well as conditions on transfer of unregistered shares of common stock of the Company pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Upon lapse of the contractual restrictions on transfer and hedging (and assuming there is an exemption from the registration requirements of the Securities Act then available), the holder should be able to transfer or hedge such shares. No adjustment to the fair value of our common stock has been made as a result of these restrictions.

In future filings, we will include a statement that provides the reader additional information regarding the term of the price protection plan and the specific restriction on shares issued as part of the consideration in a purchase business combination. The Company will provide the following disclosure in the notes related to its acquisition agreements that contain stock price guarantees.

Certain acquisition related restricted stock agreements contain stock price guarantees that may result in cash payments in the future if our share price falls below a specified per share market value on the date the stock restrictions lapse (“the determination date”). The future settlement of any contingency related to security price will be recorded as an adjustment to additional paid-in capital. As of December 31, 2008, we are not obligated to make any price protection related payments under existing contractual arrangements. However, we will be required to do so in the future if our share price falls below the price guarantee on the determination date. Our stock price guarantee provisions have stock floor prices that range from $22.33 to $69.62 per share and have determination dates that range from 2009 to 2013.

If you have any questions concerning the matters referred to in this letter, please contact Cathy Freeman at 410-224-1453 or Andrew Page at 410-224-6312.

Sincerely,

/S/ JORGE A. CELAYA
Jorge A. Celaya
Executive Vice President and Chief Financial Officer